Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2016	2015	2014	2013	2012
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(293,671)	$(170,251)	$(116,024)	$(172,010)	$(175,453)
Plus: Fixed charges	178,311	178,083	180,061	183,309	188,253
Less: Interest expense capitalized	—	—	—	—	—
Less: Noncontrolling interests	(623)	(840)	(972)	(890)	(782)
(Loss) earnings from continuing operations, adjusted	$(115,983)	$6,992	$63,065	$10,409	$12,018
Fixed Charges:
Interest expensed and capitalized	$172,373	$172,373	$174,482	$177,733	$183,055
Estimated interest within rental expense	5,938	5,710	5,579	5,576	5,198
Total fixed charges	$178,311	$178,083	$180,061	$183,309	$188,253
Ratio of earnings to fixed charges	—	—	—	—	—
Shortfall	(294,294)	(171,091)	(116,996)	(172,900)	(176,235)